SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

May 14, 2019

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

14 May 2019

Smith & Nephew plc
Transaction in Own Shares

Smith & Nephew plc (the "Company") announces today it has purchased the following number of its ordinary shares of US 20¢ each through J.P. Morgan Securities plc, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 11 April 2019. These shares were issued in connection with employee share schemes in Quarter 1 2019 and have been purchased as part of a programme to reduce the Company's share capital, in order to keep it broadly constant, as announced on 3 May 2019. Details of the relevant purchase transactions are set out below:

Description of Shares:	Smith & Nephew ordinary shares of US 20¢ each
Date of transaction:	14 May 2019
Number of Shares repurchased:	174,613
Lowest price paid per Share:	1,612.5000p
Highest price paid per Share:	1,630.0000p
Average price paid per Share:	1,624.2057p
Broker:	J.P Morgan Securities plc

The Company intends to hold these shares in Treasury and then cancel them.

Since 3 May 2019, the Company has purchased 1,155,996 shares at a cost (including dealing and associated costs) of £18,594,828.74.

Following the purchase of these shares, the Company holds 12,405,296 of its shares in Treasury. The Company's issued share capital, with one voting right per share consists of 874,719,757 ordinary shares of US20¢ each (excluding treasury shares). This is the figure which should be used by shareholders as the denominator when determining whether they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

These purchases were made by J.P Morgan Securities plc on behalf of the Company and a full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0296Z_1-2019-5-14.pdf

These purchases are the last purchases to be made under the programme between the Company, on the one hand, and J.P. Morgan Securities plc, on the other hand, announced on 3 May 2019, as that the programme has been completed in accordance with its terms.

This announcement is made in accordance with the requirements of LR 12.4.6 and Market Abuse Regulation 596/2014.

Susan Swabey
Company Secretary
Smith & Nephew plc

Tel: 01923 477216

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: May 14, 2019

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary